SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

HYDROGEN ENGINE CENTER, INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

448876 10 2
__________________________________________________________________________________
(CUSIP Number)

Theodore G. Hollinger
2502 East Poplar Street
Algona,  IA  50511
Telephone: (515) 295-3178
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Beverly Evans
Davis, Brown, Koehn, Shors & Roberts, P.C.
2500 Financial Center
Des Moines, IA  50309-3993

December 16, 2008
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 448876 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Theodore G. Hollinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 15,711,037
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 15,711,037
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,711,037 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row [1] 52.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(2)	[1] Based on 30,214,902 shares of common stock outstanding as of February 3, 2009.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock, par value $0.001 per share (“Common Stock”) of the Issuer filed by Theodore G. Hollinger (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on February 12, 2006, (the “Initial Schedule 13D”).

Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the reporting person in the Initial Schedule 13D

Item 2. Identity and Background

a.	This statement is being filed on behalf of Theodore G. Hollinger.
b.	Mr. Hollinger’s business address is 2502 East Poplar Street, Algona, Iowa 50511.
c.	Mr. Hollinger’s occupation is Chief Scientist for Hydrogen Engine Center, Inc., Algona, Iowa.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer.

The reporting person disposed of 830,764 shares of Common Stock pursuant to bona fide gifts on December 16, 2008, for which the reporting person received no consideration.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

 None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THEODORE G. HOLLINGER

/s/ Theodore G. Hollinger

Dated:  February 17, 2009